July 17, 2014

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Lilyanna Peyser, Special Counsel

Liz Walsh, Staff Attorney

Ta Tanisha Meadows, Staff Accountant

Donna Di Silvio, Staff Accountant

Mara L. Ransom, Assistant Director

Re:	HealthEquity, Inc.

Registration Statement on Form S-1

File No. 333-196645

Ladies and Gentlemen:

We are submitting this letter on behalf of HealthEquity, Inc. (the “Company”) in response to the telephone conversations of July 17, 2014 between Willkie Farr & Gallagher LLP, legal counsel to the Company, and members of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1, originally filed on June 10, 2014, as amended on July 16, 2014 and July17, 2014 (File No. 333-196645) (the “Registration Statement”).

For the Staff’s convenience, we have incorporated your comments provided orally into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Staff Comment #1: With reference to Comment #7—Bullet (1), contained in the letter of the Staff to the Company dated July 16, 2014, please provide the fair value of the options immediately before the modification and the fair value of the options immediately after the modification referenced in such comment.

Response: The Company respectfully advises the Staff that the Company applied the Black-Scholes option-pricing model to determine the fair value of the Company’s outstanding stock options (1) immediately before the $1.00 reduction in the strike price of such outstanding options (the “Modification”) and (2) immediately after such Modification. The Company’s outstanding stock options can be grouped into seven tranches based on the exercise price of the options as of the grant date. For each tranche, the fair value of the options following the Modification was less than the fair value prior to the Modification. For six of the seven tranches, the reduction in the fair value of each option tranche following the

Modification was less than or equal to 0.30%. For the remaining tranche, the reduction in the fair value following the Modification was 0.8%, which is equivalent to a change of less than $9,000 in total.

The following table summarizes the fair value of the Company’s outstanding stock options by tranche immediately before the Modification and immediately after the Modification. All amounts are in thousands, except stock option strike price and percentage decrease in value.

Stock Option Strike Price Prior to Modification by Tranche	Value Prior to Modification	Value Subsequent to Modification	Change in Fair Value	Percentage Decrease in Value
$1.10	$24,153	$24,100	$(53)	(0.2)%
$1.50	5,194	5,188	(6)	(0.1)%
$1.80	1,526	1,523	(3)	(0.2)%
$2.00	100.5	100.2	(0.3)	(0.2)%
$2.25	22,364	22,307	(57)	(0.3)%
$2.50	4,852	4,839	(13)	(0.3)%
$4.50	1,116	1,107	(9)	(0.8)%
Totals	$59,305.5	$59,164.2	$(141.3)	(0.24)%

In addition, the Company respectfully advises the Staff that the weighted-average fair value of the Company’s outstanding stock options (1) immediately before the Modification was $10.23 and (2) immediately after the modification was $10.21. The Modification resulted in a reduction of the weighted-average fair value of the Company’s outstanding stock options by 0.24%, or approximately $141,000.

Based upon the above-described decreases in the fair value of the Company’s outstanding stock options for each tranche as a result of the Modification, the Company concluded that no incremental compensation to the holders of such options resulted from the Modification. Accordingly, because the Company deemed there to be no material impact on the Company’s financial statements as a result of the Modification, the Company concluded that no further disclosure in its financial statements was warranted.

Staff Comment #2: We note that the legal opinion filed as Exhibit 5.1 to the Registration Statement contains the qualification that “when the Registration Statement has become effective under the Act” in respect of the due authorization of the shares to be issued and sold in the offering. Please tell us why this qualification is required. Alternatively, please file a revised legality opinion that omits this qualification prior to any request to declare the Registration Statement effective.

Response: In response to the Staff’s comment, the Company will file a revised legality opinion that omits the qualification highlighted by the Staff prior to any request to declare the Registration Statement effective.

Staff Comment #3: We note the revised disclosure on page 11 of the Registration Statement in response to Comment #1(ii) contained in the letter of the Staff to the Company dated July 16, 2014. Please disclose in your final prospectus the amount and percentage of the net proceeds of the offering that Berkley Capital Investors, L.P. will receive in connection with the dividends payable out of proceeds from the offering.

Response: In response to the Staff’s comment, the Company will include in its final prospectus revised disclosure to disclose the amount and percentage of the net proceeds of the offering that Berkley Capital Investors, L.P. will receive in connection with the dividends payable out of proceeds from the offering.

Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to contact me by telephone at (212) 728-8504 or by email at mhaddad@willkie.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Matthew J. Haddad

Matthew J. Haddad, Esq.
Willkie Farr & Gallagher LLP

cc:	Jon Kessler, President & CEO, HealthEquity, Inc.

Darcy Mott, Chief Financial Officer, HealthEquity, Inc.

Gordon R. Caplan, Esq., Willkie Farr & Gallagher LLP

Jeffrey Hochman, Esq., Willkie Farr & Gallagher LLP

Charles S. Kim, Esq., Cooley LLP